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                              December 8, 2021

       Sandro Piancone
       Chief Executive Officer
       Hempacco Co., Inc.
       9925 Airway Road
       San Diego, CA 92154

                                                        Re: Hempacco Co., Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
12, 2021
                                                            CIK No. 0001892480

       Dear Mr. Piancone:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted November 12, 2021

       Cover Page

   1. We note the second risk factor on page 25. With a view toward disclosure, please tell us whether you will be a
controlled company under applicable exchange rules, and, if so, whether that status
creates material risks.
   2.                                                   Please include
disclosure on the cover page that indicates the percentage of shares that will be held by public
investors following the offering.
 Sandro Piancone
FirstName
Hempacco LastNameSandro  Piancone
          Co., Inc.
Comapany8,
December  NameHempacco
             2021        Co., Inc.
December
Page 2    8, 2021 Page 2
FirstName LastName

Prospectus Summary, page 5

3. Please revise the disclosure in the summary to highlight your disclosure that appears on page 13 that the report of the independent registered public accounting firm contains an explanatory paragraph regarding your ability to continue as a going concern. Also, revise the summary to disclose your accumulated deficit.
Our Products, page 5

4. We note your disclosure in this section that you have entered into two joint ventures and your disclosure on page 39 that you currently have fifty percent interests in joint ventures that have launched two new brands, with rights of first refusal to acquire the remaining interests in these ventures. Please expand the disclosure in the appropriate section to discuss the material terms of the agreements underlying the joint ventures. Also, file the agreements as exhibits.
5. We note your disclosure in this section and your disclosure on pages 33-34 that you are currently manufacturing hemp rolling papers for HBI International and recently received your largest purchase order to date for approximately $9.2 million from HBI. Please expand the appropriate section to clarify whether you have a written agreement with HBI and disclose, if applicable, the material terms of the agreement. Also, file the agreement as an exhibit.
Our ability to develop, commercialize and distribute hemp smokables products, page 15

6. Please expand the disclosure in the appropriate section to discuss the material terms of your "joint venture with Hervey" mentioned on page 15. Also, file the agreement underlying the joint venture as an exhibit or tell us why you are not required to file the exhibit.
Use of Proceeds, page 29

7. We note your disclosure in this section that you plan to use 25% of the net proceeds for acquisitions. Please disclose whether you have any current plans, arrangements or agreements for any acquisitions.
8. If the proceeds of this offering would not provide sufficient funds to complete the purposes that you have highlighted, provide the disclosure required by Instruction 3 to
         Item 504 of Regulation S-K.
Technology & Intellectual Property, page 40

9.       Please disclose the duration of the approved patent.
10. Please disclose the material terms, such as the termination terms, of the license agreement with Open Extracts. Also, file the agreement as an exhibit.
 Sandro Piancone
Hempacco Co., Inc.
December 8, 2021
Page 3
Management, page 45

11. We note your disclosure about an independent director appointed to your board of directors effective automatically subject to, and immediately prior to, the closing of this offering. Please ensure that you file as an exhibit the independent director's written consent to be named as a director appointee in your registration statement. Refer to Rule
      438 of the Securities Act.
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Melissa Gilmore,
Senior Accountant, at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameSandro Piancone
                                                            Division of
Corporation Finance
Comapany NameHempacco Co., Inc.
                                                            Office of
Manufacturing
December 8, 2021 Page 3
cc:       Lance Brunson, Esq.
FirstName LastName